UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated February 9, 2021, announcing that the Company agreed to purchase and charter back seven Post-Panamax containerships for an aggregate purchase price of $116 million. The charters are to leading liner operators for a minimum firm period of 36 months each, followed by two one-year extensions at the charterer’s option.
The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-234343 and 333-235305).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: February 11, 2021	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit 99.1

Global Ship Lease Announces Agreement to Acquire Seven Post-Panamax Containerships on Multi-Year Charters
6,000 TEU containerships to be employed on three to five year charters with leading liner operators
LONDON, February 9, 2021 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “Global Ship Lease”) announced today that it has agreed to purchase and charter back seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116 million. The charters are to leading liner operators for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $95 million over the average firm period of 3.1 years, implying a strongly accretive average Purchase Price / Annual Adjusted EBITDA multiple of approximately 4.0x. If all options are exercised, the vessels are expected to generate approximately $126 million of Adjusted EBITDA. With these additions, the Company’s fleet will comprise 50 vessels with a total capacity of 287,280 TEU.
The vessels are scheduled for phased delivery during the second and third quarters of 2021, at which time they will be renamed GSL Arcadia, GSL Dorothea, GSL Maria, GSL Melita, GSL MYNY, GSL Tegea and GSL Violetta. The Company expects to pay for the ships with approximately $40 million of cash on hand, with the balance provided by bank debt.
During the firm period of the contracted charters, the seven ships are expected to add approximately $29 million to annual Adjusted EBITDA, representing an increase of approximately 18% compared to Adjusted EBITDA for the 12 months to September 30, 2020, add approximately $19 million to annual net income, based on today’s LIBOR, representing an increase of approximately 40% compared to normalized net income for the 12 months to September 30, 2020, and add approximately $0.53 to annual earnings per share, an increase of approximately 40% compared to Adjusted earnings per share for the 12 months to September 30, 2020.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “We are pleased to announce the acquisition of these seven Post-Panamax vessels, consistent with the accretive growth strategy we presented during our recent equity offering. Years of under-ordering in this critically important and in-demand segment have resulted in structural undersupply, with the negligible orderbook ensuring minimal or even negative net supply growth. We believe this transaction will deliver attractive financial returns with predictable contracted cashflows and low residual value risk.  Furthermore, it illustrates our return to accretive growth, leveraging our competitive advantages of strong industry relationships, track record of delivering safe and reliable service to our customers, and proven ability to manage older ships efficiently. Importantly, these charters also provide multi-year contracted cashflows to ensure strong, long-term coverage of our recently initiated quarterly dividend for common shareholders.  Having completed the refinancing of our 2022 Notes and our recent equity offering, we are squarely focused on executing our accretive growth strategy and expect to make further progress in that regard.”
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Excluding the acquisitions announced above, Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.7 years as at December 31, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested, up to January 20, 2021, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.4 years on a TEU-weighted basis. Contracted revenue on the same basis was $710.0 million. Contracted revenue was $786.7 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.7 years.

Non-U.S. GAAP Financial Measures
This press release contains and discusses certain numerical measures, estimated financial information and forecasts that are not derived in accordance with generally accepted accounting principles (“GAAP”), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the U.S. Securities and Exchange Commission, such as adjusted EBITDA, expected adjusted EBITDA, normalized net income, expected net income, adjusted earnings per share and expected earnings per share. Global Ship Lease believes that the presentation and/or discussion of these non-GAAP financial measures serves to enhance the understanding of the financial performance of Global Ship Lease. However, these non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to, financial measures of financial performance prepared in accordance with GAAP. Adjusted earnings per share represents earnings per share based on normalized net income and current share count. For a general description of the other non-GAAP financial measures referred to herein, please see the Company’s reports and documents that it files with or furnishes to the U.S. Securities and Exchange commission. The Company has not provided a reconciliation of any such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measures on a forward-looking basis are not available without unreasonable effort.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:

The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438